Filed by Histogenics Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Histogenics Corporation (SEC File No. 001-36751)

Commission File No. for the Related Registration Statement: 333-232147

August 29, 2019

Dear Stockholder:

The September 12, 2019 Special Meeting of Stockholders of Histogenics Corporation in connection with the proposed merger with Ocugen, Inc. is fast approaching, and according to our latest records, we have not received your vote. Your Board of Directors unanimously recommends that stockholders vote FOR the merger and related proposals on the agenda.

THE MERGER CANNOT BE CONSUMMATED WITHOUT THE APPROVAL OF PROPOSAL NOS. 1 AND 2. Therefore, your vote is important, no matter how many or how few shares you may own.

To make sure your shares are represented at the special meeting, we encourage you to vote today by telephone or by Internet.

Very truly yours,

Adam Gridley

President

Histogenics Corporation

REMEMBER:

You can vote your shares via the Internet.

Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor:

INNISFREE M&A INCORPORATED

TOLL-FREE, at 1-877-456-3402.